

December 10, 2020

Charles B. Bernicker
Chief Executive Officer
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153

  **Re: South Mountain Merger Corp.**
    **Amendment No. 1 to Registration Statement on Form S-4**
    **Filed November 25, 2020**
    **File No. 333-249673**

Dear Mr. Bernicker:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2020 letter.

Amended Registration Statement on Form S-4, filed on November 25, 2020

Unaudited Pro Form Condensed Combined Financial Information, page 87

1. Please expand your disclosure on pages 43, 88 and 96 to describe how the number of additional common shares to be distributed to Billtrust current common shareholders will vary within the parameters of the *no redemption* and the *maximum redemption* scenarios.

2. We note on page 131 the merger will be accounted for as a reverse recapitalization of Billtrust, not a business combination. Your pro forma disclosures that give effect to a reverse recapitalization should not imply that it is a business combination. Please revise your characterization of the merger on pages 87-88 and in the accompanying footnotes to be consistent with your accounting.

3.   We note the revised disclosure provided in response to comment 9.  Disclose within the
     Billtrust pro forma balance sheet, a liability accrual for the cash distribution to be paid to
     existing Billtrust stockholders under the two scenarios.

Industry Overview, page 182

4.   We note your response to prior comment 18 regarding the description of your total
     addressable market ("TAM") of $37 billion, which you disclose is calculated "based on an
     estimated 150,000 mid-market and enterprise businesses that can benefit from the digital
     transformation of AR with integrated payments and with an estimated annual revenue of
     approximately $250,000 per such."  Please clarify how you determined that 150,000 mid-
     market and enterprise businesses are in your TAM, and why you used an estimated annual
     revenue of $250,000 per business.  We note that $250,000 in annual revenue per business
     appears to be larger than your average annual revenue per customer for fiscal year 2019.

Billtrust's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Metrics
Net Dollar Retention, page 205

5.   We note in your response to comment 24 that you do not consider Billtrust's absolute
     number of billing accounts as material for investors in understanding Billtrust's results of
     operations.  In fact, management believes that focusing on the actual retention of billing
     accounts "could prove misleading."  Since the metric *Net Dollar Retention* captures
     changes in subscription and transaction fees from existing customers, and is not a measure
     of customer retention, please revise the characterization of this metric and remove from
     your disclosures any suggestion that this metric is a measure of customer retention; e.g.
     see the first sentence under the applicable heading on page 205.

     You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:   Raphael M. Russo, Esq.